NO ACT

PE
1-21-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010586

February 12, 2010

Kenneth W. Wimberly
Corporate Secretary
AMR Corporation
4333 Amon Carter Boulevard
MD 5675
Fort Worth, TX 76155


Received SEC
FEB 12 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Re: AMR Corporation
Incoming letter dated January 21, 2010

Dear Mr. Wimberly:

This is in response to your letter dated January 21, 2010 concerning the shareholder proposal submitted to AMR by Patricia Kennedy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AMR Corporation
Incoming letter dated January 21, 2010

The proposal relates to the chairman of the board.

There appears to be some basis for your view that AMR may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to AMR's request for documentary support indicating that she has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AMR omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 21, 2010

BY E-MAIL:
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AMR Corporation – Exclusion of Shareholder Proposal from Patricia Kennedy

Ladies and Gentlemen:

AMR Corporation, a Delaware corporation (**"Company"**), in connection with its proxy statement and form of proxy for its annual meeting of the Company's shareholders scheduled for May 19, 2010 (**"2010 Proxy Materials"**), is seeking to exclude from its 2010 Proxy Materials the shareholder proposal (**"Proposal"**) and supporting statement (**"Supporting Statement"**) submitted to the Company by Patricia Kennedy (**"Proponent"**) with John Chevedden as representative (**"Shareholder Representative"**) pursuant to §240.14a-8 of Regulation 14A (**"Rule 14a-8"**).

We ask the staff of the Division of Corporation Finance of the Securities and Exchange Commission (**"Staff"**) to confirm that it will not recommend to the Securities and Exchange Commission (**"Commission"**) any enforcement action against the Company based on the exclusion of the Proposal and the Supporting Statement in its entirety from the 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence between the Company and the Proponent and Shareholder Representative to the Staff via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), copies of those materials are being sent simultaneously to the Proponent and Shareholder Representative as notification of the Company's intention to omit the Proposal and Supporting Statement from its 2010 Proxy Materials.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff or the Commission. Accordingly, the Company is taking this opportunity to inform the Proponent and Shareholder Representative that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

A copy of the Proposal and Supporting Statement as well as related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in the Company's view that the Proposal and Supporting Statement may be excluded from the 2010 Proxy Materials because the Proponent failed to establish her eligibility to submit the Proposal in accordance with Rule 14a-8(b).

FACTUAL BACKGROUND

The Company received the Proposal on December 18, 2009. The Proponent's submission did not contain any documentation evidencing the Proponent's ownership of the Company's common stock.

After reviewing its records with the assistance of its transfer agent (Exhibit B), the Company determined that the Proponent is a record holder of 90 shares of the Company's common stock. Accordingly, on December 22, 2009, within 14 days of its receipt of the Proposal, the Company sent via e-mail and FedEx a letter (**"December 22 Letter"**) advising Proponent and the Shareholder Representative that, pursuant to Rule 14a-8(f), they had 14 days to demonstrate that the Proponent satisfied the ownership eligibility requirements of Rule 14a-8(b). Attached to the December 22 Letter, the Company provided a copy of Rule 14a-8(b) for the Proponent's and the Shareholder Representative's ease of reference. A copy of the December 22 Letter and evidence of delivery is attached as Exhibit C.

The Proponent and the Shareholder Representative failed to respond to the Company's December 22 Letter.

ANALYSIS

The Proponent does not meet the ownership eligibility requirements of Rule 14a-8(b)

Rule 14a-8(b)(1) provides, in part, that to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted.

The staff stated in Staff Legal Bulletin No. 14 (July 13, 2001) that, in determining whether a proponent has held at least $2,000 in market value of a company's voting securities, the value of the securities will be determined by reference to the highest selling price of the securities during the 60 days prior to the submission of the proposal. The Company's common stock is traded on the New York Stock Exchange (**"NYSE"**). The NYSE advised the Company that, in the 60 days preceding the submission of the Proposal, the highest selling price of the Company's common stock on the NYSE was $7.96. Accordingly, to meet the market value ownership threshold of Rule 14a-8(b), the Proponent must have held at least 252 shares of the Company's common stock for one year as of December 18, 2009. The Company has more than 332 million shares of common stock outstanding. Accordingly, to meet the 1% ownership threshold of Rule 14a-8(b), the Proponent must have held more than 3 million shares of the Company's common stock for one year as of December 18, 2009.

The Proponent has not demonstrated that she continuously owned sufficient shares of the Company's common stock to meet either the $2,000 market value or 1% ownership requirements. Therefore, the Proponent has failed to meet the eligibility requirements of Rule 14a-8(b).

The Company has satisfied the procedural notice requirements to exclude the Proposal

If a shareholder submits a proposal and fails to provide adequate proof of ownership, Rule 14a-8(f)(l) permits the company to exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

The Company transmitted to the Proponent and the Shareholder Representative within 14 days of receipt of the Proposal the December 22 Letter advising both of the Proponent's failure to provide proof of ownership. Neither the Proponent nor the Shareholder Representative submitted proof of the requisite number of shares under Rule 14a-8(b).

CONCLUSION

The Company believes that the Proposal and Supporting Statement may be omitted from its 2010 Proxy Materials in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has not satisfied, and cannot timely satisfy, the eligibility requirements of Rule 14a-8. The Company therefore intends to exclude the Proposal and Supporting Statement.

Based upon the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal and Supporting Statement from the 2010 Proxy Materials.

The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Company can be of any further assistance in this matter, please do not hesitate to call me at (817) 963-3598.

In addition, the Company agrees to promptly forward to the Proponent and Shareholder Representative any response from the Staff to this no-action request that the Staff transmits only to the Company.

Very truly yours,



Kenneth W. Wimberly
Corporate Secretary

Attachments

cc: John Chevedden, Redondo Beach, California
Patricia Kennedy, Freeport, New York

Index of Exhibits

Exhibit	Description
A	Proposal and Supporting Statement and related correspondence
B	Correspondence with Company's stock registrar about record ownership
C	Company's Letter to Proponent and Shareholder Representative (December 22, 2009) and evidence of delivery

Exhibit A

Patricia Kennedy

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gerard J. Arpey
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH: 817-963-1234
FX: 817-967-9641

Rule 14a-8 Proposal

Dear Mr. Arpey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Patricia Kennedy

12-12-09
Date

cc: Kenneth Wimberly <Kenneth.Wimberly@aa.com>
Corporate Secretary
PH: 817 963 3598
FX: 817-967-2937
FX: 817-967-4162
Connie Haas <connie.haas@aa.com>
PH: 817-967-1253
FX: 817-967-4313

[AMR: Rule 14a-8 Proposal, December 18, 2009]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets. Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

The merit of this Independent Board Chairman proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

Armando Codina, our Lead Director, was even on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal collected $161 million after acquiring subprime assets that contributed to $40 billion in write-downs. Mr. Codina was also on the GM board when GM stock lost 90% of its value.

Ray Robinson was designated a "Flagged (Problem) Director" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, due to his involvement with the Mirant Corporation bankruptcy. Yet Mr. Robinson was still assigned to our audit and nomination committees.

Five of our directors received 19% to 22% in withheld (no) votes: David Boren, Judith Rolin, Matthew Rose, Michael Miles and Philip Purcell. These withhold percentages pointed to shareholder discontent, which may warrant additional examination.

Four directors held 4 or 5 board seats each (over-extension concern): Armando Codina, Ann McLaughlin Korologos, Rajat Gupta and Ray Robinson. Directors Judith Rodin and Rajat Gupta owned zero stock.

We had no shareholder right to vote on executive pay. A shareholder proposal to address this topic received majority votes at 20 companies and would be an excellent topic for our next annual meeting.

The above concerns shows there is need for improvement. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
Patricia Kennedy, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email* FISMA & OMB Memorandum M-07-16 ***

Exhibit B


AST American Stock Transfer
& Trust Company, LLC

Operations Center
6201 15th Avenue
Brooklyn, NY 11219
www.amstock.com
(877) 390-3077

December 22, 2009

KENNETH W WIMBERLY
CORPORATE SECRETARY
AMR CORPORATION
4333 AMON CARTER BLVD, MD 5675
FT. WORTH TX 76155

Re: PATRICIA KENNEDY
Company: AMR CORPORATION
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wimberly:

We have received your request regarding the account referenced above.

Please be advised that our records currently indicate a balance of 90 outstanding shares of AMR Corporation. These holdings are represented by the following physical stock certificate:

	Issue Date	Number of Shares
*** FISMA & OMB Memorandum M-07-16 ***	01/31/2006	90

In the event an original certificate is lost, stolen or destroyed, please inform our Lost Securities Department in writing. Please be sure to provide all pertinent information and the certificate number which is lost, so we may properly initiate replacement procedures.

The price per share for AMR Corporation at the close of business on December 21st, 2009 was $7.64. The stock price is provided by an independent third party. American Stock Transfer & Trust Company does not guarantee the timeliness or accuracy of such information. AMR Corporation trades on the NYSE and its symbol is AMR.

Should you have any additional questions or concerns, please contact me via email at twebb@amstock.com or at (877)-777-0800 ext. 7824.

It was our pleasure assisting you and we trust the above information is helpful.

Sincerely,



Thomas Webb
Shareholder Services

Exhibit C



December 22, 2009

Via Federal Express

Ms. Patricia Kennedy

*** FISMA & OMB Memorandum M-07-16 ***

Via Federal Express and
*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Independent Board Chairman Shareholder Proposal for AMR Corporation 2010 Annual Meeting

Dear Ms. Kennedy:

This letter acknowledges that we received on December 18, 2009 your letter, which submits a shareholder proposal for the 2010 annual meeting of shareholders of AMR Corporation and names Mr. John Chevedden as your proxy for that purpose.

We anticipate that our annual meeting will be held on May 19, 2010, and that we will mail our proxy materials on or around April 23, 2010. To be eligible to have your shareholder proposal included in the company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934. I have attached to this letter the full text of that rule for your ease of reference.

Rule 14a-8(b) says that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Rule 14a-8(b) also says that you must continue to hold those securities through the date of the meeting.

We were able to confirm with the company's stock transfer agent and registrar, American Stock Transfer & Trust Company, that you have held continuously for at least one year by the date you submitted the proposal, 90 shares of the company's common stock. Those shares are not sufficient to meet the ownership requirements of Rule 14a-8(b).

Although we appreciate your interest in the company, we require all shareholders to satisfy the SEC's rules when submitting shareholder proposals for inclusion in the company's proxy statement. You must, therefore, provide us with: (i) confirmation that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting, and (ii) a written statement that you intend to continue to hold all of those securities through the date of the meeting of shareholders.

According to Rule 14a-8(f) of Regulation 14A, you must provide those confirmation materials to us within 14 days after you receive this letter. If we do not receive the materials within that time, we intend to exclude your proposal. We may, in any case, later decide to seek to exclude your proposal on other grounds. If so, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,



Kenneth W. Wimberly
Corporate Secretary

Attachment

Proxy Rule 14a-8(b)

a. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.